

SEC 17016995
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter Street, Suite 160
(No. and Street)

Waltham (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janice L. Shields 781-890-7033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degon, LLC
(Name – *if individual, state last, first, middle name*)

95A Turnpike Rd (Address) Westborough (City) MA (State) 01581 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aKB

OATH OR AFFIRMATION

I, Janice L. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields & Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 17, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHIELDS & COMPANY, INC.

TABLE OF CONTENTS

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Shields & Company, Inc.
Waltham, Massachusetts

We have audited the accompanying statement of financial condition of Shields & Company, Inc. ("the Company"), as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Shields & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields & Company, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Shields & Company, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stowe & Degon LLC

March 14, 2016

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701

SHIELDS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 97,479
Accounts receivable	124,243
Prepaid expenses and other current assets	46,792
	268,514
Property and equipment	14,758
Total assets	$ 283,272

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable	$ 14,757
Payroll and withholdings payable	66,674
Total current liabilities	81,431
Stockholders' equity	
Common stock, $.01 par value; 200,000 shares authorized 10,000 shares issued and outstanding	100
Additional paid-in capital	137,144
Retained earnings	64,597
Total stockholders' equity	201,841
Total liabilities and stockholders' equity	$ 283,272

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	$ 3,916,210
OPERATING EXPENSES:	
Compensation and benefits	3,010,810
Technology and data communications	64,096
Research	83,299
Travel and entertainment	105,529
Occupancy	150,039
Regulatory fees	28,429
Other	417,905
Total operating expenses	3,860,107
INCOME FROM OPERATIONS	56,103
INTEREST EXPENSE	5,610
NET INCOME	$ 50,493

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
	Shares	Par Value			
BALANCE AS OF JANUARY 1, 2015	10,000	$ 100	$ 9,900	$ 14,104	$ 24,104
Stockholder contributions	-	-	127,244	-	127,244
Net income	-	-	-	50,493	50,493
BALANCE AS OF DECEMBER 31, 2015	10,000	$ 100	$ 137,144	$ 64,597	$ 201,841

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 50,493
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,642
Changes in operating assets and liabilities:	
Accounts receivable	(10,261)
Prepaid expenses and other current assets	33,650
Accounts payable	(16,461)
Payroll taxes payable	(26,129)
Payroll and other withholdings payable	52,393
Net cash provided by operating activities	89,327
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(8,278)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of bank line of credit	(330,000)
Stockholder contributions	127,244
Net cash used in financing activites	(202,756)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(121,707)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	219,186
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 97,479
SUPPLEMENTAL CASH FLOWS INFORMATION	
Cash paid for interest	$ 5,610

See notes to financial statements

SHIELDS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. NATURE OF BUSINESS

Shields & Company, Inc. ("the Company") was formed as a Massachusetts S Corporation on April 19, 1991. During April 2012, Shields & Company, Inc. was merged with Shields Securities, Inc. The Company is a FINRA registered broker/dealer. The Company provides corporate finance advisory services in the areas of: mergers and acquisitions; corporate restructurings and recapitalizations; debt and equity capital raising; financial advisory assignments; and valuations and fairness opinions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand and balances at financial institutions. The Company maintains its cash in various deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced, nor does it anticipate, any losses in such accounts. For purposes of the cash flows statement, the Company has defined cash and cash equivalents as highly liquid investments with an original maturity of less than three months.

Revenue Recognition – The Company receives financial advisory and other financial and management consulting fees from a number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured.

Income Taxes – The Company is organized as an S Corporation and is not subject to federal or state income taxes. Income is taxable to the individual stockholders. The Company recognizes in its financial statements the impact of a tax position if it is more likely than not the positions would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties related to income taxes during the year ended December 31, 2015 and does not anticipate having any unrecognized tax benefits over the next twelve months.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. The Company minimizes credit risk arising from accounts receivable by evaluating each customer's financial condition and credit history. The Company estimates and records an allowance for doubtful accounts based on knowledge of the customer's credit history and current economic conditions. The Company's policy is to write-off uncollectible trade receivables against the allowance for doubtful accounts after significant measures have failed to result in the collection of such receivables. The allowance for doubtful accounts is management's best estimate of uncollectible accounts receivable. As of December 31, 2015, there was an allowance for doubtful accounts of $21,740.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events - The Company has evaluated all subsequent events through March 14, 2016, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $16,048, which was $10,619 in excess of its required net capital of $5,429. The Company's net capital ratio was 5.07 to 1.

4. BANK LINE OF CREDIT

The Company has a revolving line of credit (LOC) with a bank, which is personally guaranteed by the majority owners of the Company, with $330,000 outstanding on the line of credit at December 31, 2014. The LOC was paid off during 2015, and there is no outstanding balance at December 31, 2015. The LOC permits borrowing up to $800,000 and expires July 31, 2016. Interest is charged at the prime rate, subject to an interest rate floor of 4.5%. Availability on the line of credit is reduced by a $21,000 letter of credit.

5. COMMITMENTS

The Company leases its business office under a long-term lease, which expires in August 2023. The lease agreement requires the Company to pay real estate taxes and other operating expenses in addition to base rent. Rent expense was $149,939 for the year ended December 31, 2015. Future minimum rental obligations under the lease arrangement in excess of one year as of December 31, 2015 are as follows:

Years ending in December 31,		
2016	$	134,288
2017		141,680
2018		145,376
2019		149,072
2020		152,768
Thereafter		425,040
Total	$	1,148,224

6. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees. Contributions to the Plan consist of a discretionary employer safe harbor contribution equal to a percentage of the employees' contributions and discretionary profit sharing and matching contribution in an amount determined by the Company's Board of Directors. There were no contributions to the Plan in 2015.

7. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private companies and private placements of securities structured primarily as equity or debt of private equity funds.

* * * * * * *

SHIELDS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

STOCKHOLDERS' EQUITY	$	201,841
LESS NON-ALLOWABLE ASSETS:		
Accounts receivable		124,243
Prepaid expenses and other current assets		46,792
Property and equipment, net		14,758
		185,793
Net capital	$	16,048
AGGREGATE INDEBTEDNESS		
Accounts payable	$	14,757
Other withholdings payable		66,674
Total aggregate indebtedness	$	81,431
BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	5,000
6 2/3% of aggregate indebtedness	$	5,429
Excess net capital	$	10,619
Ratio: aggregate indebtedness to net capital		5.07

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2015)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT	$	11,718
NET AUDIT ADJUSTMENTS		
Accrued payroll		(52,174)
Deposits in transit		56,105
Other, net		399
NET AUDIT ADJUSTMENTS		4,330
NET CAPITAL PER ABOVE	$	16,048

SHIELDS & COMPANY, INC.

SCHEDULE II -COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Shields & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(2)(i).

STOWE & DEGON LLC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Shields & Company, Inc.
Waltham, Massachusetts

We have reviewed management's statements, included in the accompanying Shields & Company, Inc. Exemption Report, in which (1) Shields & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shields & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shields & Company, Inc. stated that Shields & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Shields & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shields & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stowe & Degon LLC

March 14, 2016

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701

Shields & Company, Inc.
INVESTMENT BANKERS

890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

Shields & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shields & Company, Inc.
Company

I, Janice L. Shields, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Janice L. Shields, President

3/14/2016
Date

Shields & Company, Inc.
INVESTMENT BANKERS

890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

Shields & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shields & Company, Inc.
Company

I, Jody M. Kannally, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Jody M. Kannally, Controller

3/14/2016
Date



Financial Industry Regulatory Authority

February 29, 2016

Janice Shields
President
Shields & Company, Inc.
890 Winter Street
Waltham, MA 02451

RE: Shields & Company, Inc. and December 2015 Annual Audit Report

Dear Ms. Shields:

In reply to your letter dated February 26, 2016, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 2015 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 14, 2016** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Stephen Poirier
Managing Regulatory Coordinator

SP/vs

cc: Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5172

Paul Levenson, Regional Director
Securities and Exchange Commission
33 Arch Street-23rd Floor
Boston, MA 0211

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Board of Directors and Management
Shields & Company, Inc.
Waltham, Massachusetts

In planning and performing our audit of the financial statements of Shields & Company, Inc. (the "Company") as of and for the year ended December 31, 2015, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiency that we believe to be a material weakness as described in Appendix A.

The current status of material weaknesses noted in the audit of the financial statements for the year ended December 31, 2014 is described in Appendix B.

This letter is intended solely for the information and use of the board of directors, management, others within the Company, and the SEC or other regulatory agencies and is not intended to be, and should not be, used by anyone other than these specified parties.

Stowe & Degon LLC

March 14, 2016

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

Shields & Company, Inc.
Appendix A
Description of Material Weakness

Timeliness of Financial Statements

Condition: The general ledger appears to be maintained on the cash basis of accounting and adjusted to accrual basis for reporting purposes. At December 31, 2015, many accounts required adjustment during the audit process to convert to accrual basis, including an accrual for payroll. These adjustments need to be recorded prior to the start of the audit. As a result of the numerous adjustments, management could not prepare financial statements in sufficient time to meet their year end reporting requirements with FINRA.

Recommendation: Prior to the start of the audit, management should determine that all material accruals are recorded. A checklist may be developed to assure that all potential accruals are addressed. Management must start the yearend reporting process early enough to permit timely filing of the audited financial statements with FINRA.

Management response: Management agrees that several steps were taken in preparation for the 2015 year end, but this was on a tax planning basis. We will develop a list of accounts that should be reviewed and an analysis done to identify any accrual or other entries that should be made. Management will also review the entries posted in the prior year audit to ensure they are considered as to whether any adjusting entries should be made or adjusted. These adjustments and review of the accrual financial statements will be done with the controller and president by January 20, so that the year end financial statements can be produced and used in the preparation of the final FOCUS report.

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

Shields & Company, Inc.
Appendix B
Status of Prior Year Material Weaknesses

Payroll Taxes

Condition: During audit fieldwork, we noted that delinquent payroll taxes paid in 2014 for 2013 had been significantly underaccrued due to incorrect payroll tax returns. This resulted in the correction of an error of $120,000. Additionally, payroll taxes recorded as expense (employer portion of taxes) are much higher than statutory rates would indicate should be incurred, and the reason for this has not been identified or researched. We understand the processing and remittance of payroll taxes is now assigned to a payroll service.

Management's corrective actions taken: Effective January 1, 2015, we have engaged the outside payroll service Insperity, which will E-file payroll tax returns as well as make all payroll tax deposits when the payroll is processed and taxes are due. Our policies and procedures for processing payroll and confirming that the payroll taxes have been e-filed have been enhanced to include a checklist to be confirmed by management as part of the monthly close process. Our policies and procedures have also been updated to include quarterly review of the filing of all payroll tax returns and appropriate tax payments by the Company's president.

Status at December 31, 2015: In 2015, the Company engaged Insperity as payroll provider and professional employer organization, whereby Insperity assumed the responsibility for filing payroll tax returns under their employer identification number as if Company employees are employees of Insperity. The company pays a service charge which covers payroll taxes and other costs to Insperity. As a result, there is no longer a Company obligation for payroll tax filings.

Bank Reconciliations

Condition: At December 31, 2014, reconciliations for each bank account were prepared, but the largest bank account had a balance significantly different from the expected balance per the reconciliation. It appears that the reconciliation was out of balance with the general ledger for most of the year. In 2014, the entries causing the difference were identified but not corrected until the audit. Reconciling bank accounts accurately and timely is one of the most effective internal control procedures. Failure to do this raises concerns about the accuracy of financial records.

Management's corrective actions taken: Our policies and procedures manual has been updated to include the bank reconciliation as part of the month end close and part of the quarterly review by the President, which will be documented by initialing the bank reconciliation.

Status at December 31, 2015: Our observations of bank reconciliations during 2015 indicate that they are being prepared timely and accurately each month. Per discussion with the controller, the President of the Company reviews the reconciliations but does not indicate such review by initialing the bank reconciliations. We recommend that this review step be documented.

FOCUS Reports

Condition: As part of our audit procedures, we compared the sum of the four quarterly FOCUS reports to the year-end general ledger balances and noted that there were several differences between the amounts. It appears that there were adjustments that may have overlapped quarters which were not captured in the reporting process. Additionally, cash differences and attempts to reconcile them as discussed above may have contributed to some discrepancies. The review process with the FOCUS report filing should include a reconciliation to year-to-date balances at each interim period so that all activity is captured and information included in the FOCUS reports is complete and accurate.

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

Management's Corrective Actions: We have updated our policies and procedures to include review of Focus report by the President prior to filing to confirm the report ties to General Ledger for the current reporting period and for the year to date.

Status at December 31, 2015: There continue to be differences between the sum of the four quarters' FOCUS reports and the general ledger balances at and for the year ended December 31, 2015.

Management Response: Management will continue to work on updating its policies and procedures to address the reconciliation of the four quarters of the FOCUS reports to the general ledger balances at each quarter end and the year end. We have changed the method of our invoicing in that we initially invoice a client and then subsequently update that invoice for the final installment. It was discovered after year end that the updated revenue is being recorded as of the date of the initial invoice, therefore this would add revenue to a quarter already reported on a FOCUS report. We are addressing this invoicing method, and will reconcile the quarterly revenue reports reprinting them at the end of each quarter for the previous quarter to confirm the originally filed FOCUS reports are as the financial statements present currently. We will also confirm that the filing of the year end December 31 FOCUS ties to the financial statements for the year, as well as quarterly with the FOCUS reports and review with the President.

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedc.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******98*******************ALL FOR AADC 021
044663 FINRA DEC
SHIELDS & COMPANY INC
890 WINTER ST STE 160
WALTHAM MA 02451-1493

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jody Kannally 781-890-7033

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shields & Company, Inc.
(Name of Corporation, Partnership or other organization)

Jody M Kannally
(Authorized Signature)

Controller
(Title)

Dated the 14 day of March, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,916,015

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

See Attached Schedule 3,916,015

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 3,916,015

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

Shields & Company, Inc.   #044663 FINRA Dec

SIPC – 7   2015   Attachment:

Income:

Shields & Company, Inc. has income from the following client sources, none of their income or revenue was from Securities Business or trading accounts. Shields & Company, Inc. does not have custody of any customer accounts nor clear any transactions. Income is derived from Advisory Services provided to clients in the following areas that are not related to Securities Business but assist Closely-held Companies in various Business and Management Functions.

Income/Revenue for 2015 from the following sources:

Director's Fees	$ 272,400
Financial Advisory	$ 420,010
Mergers & Acquisitions	$2,460,000
Valuations	$ 531,064
Client Reimbursement of Expenses	$ 232,541
Total Income/Revenue	$3,916,015

The above revenue is not related directly or indirectly to the securities business and therefore is a qualified Deduction under 2c Deductions 8: other revenue. Due to the fact that this revenue is derived from Closely-held Companies and not security listed companies the income is not securities business income. None of the revenues come from security related business, client accounts or the other security related business noted in the instructions. Shields & Company, Inc. does not have custody of any client accounts nor does it clear any transactions.

Per the SEC Response Letter regarding M & A Brokers dated January 31, 2014: The income received by Shields & Company, Inc. is not securities business and the SEC would not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 when a "M & A Broker" engages in activities in connection with the purchase or sale of a privately-held company under the terms and conditions as described in the January 31, 2014 (Revised: February 4, 2014) letter. All of the services of Shields & Company, Inc. meet all the terms and conditions outlined in the SEC letter response and were delivered to privately-held companies.

2c Deductions (8):

Other revenue not related either directly or indirectly to securities business $3,916,015

Deduction is as detailed above due to the fact that the income is not from a securities business and therefore an allowed deduction and not subject to the assessment.